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February 5, 2020

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Bernard Nolan, Staff Attorney

Re:	ChaSerg Technology Acquisition Corp. Revised Preliminary Proxy Statement on Schedule 14A Filed January 27, 2020 File No. 001-38685

Dear Mr. Nolan:

On behalf of our client, ChaSerg Technology Acquisition Corp. (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your comment letter, dated February 3, 2020, regarding the revised preliminary proxy statement mentioned above (the “Proxy Statement”). In connection with this letter, the Company is filing via EDGAR amendment no. 3 to the Proxy Statement (the “Revised Proxy Statement”).

For ease of review, we have reproduced the Staff’s comments in bold face type below and have provided the Company’s response following each comment. Defined terms used but not defined in this letter are used with the meanings assigned to them in the Revised Proxy Statement.

February 5, 2020

Revised Preliminary Proxy Statement on Schedule 14A

Risk Factors

Our amended and restated bylaws provide that the Court of Chancery..., page 52

1. You disclose that the exclusive forum bylaw would not preclude the filing of claims arising under the federal securities laws in federal court, but your revised disclosure in response to prior comment 4 suggests that the bylaw applies to claims arising under the federal securities laws. In this regard, you state that the Court of Chancery of the State of Delaware or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware will be the exclusive forum for substantially all claims. Also, you state that the Court of Chancery will be the exclusive forum unless it does not have jurisdiction, whereas you state in the corresponding disclosure in the Description of Successor Securities section that the exclusive forum will be a state or federal court within the State of Delaware. Please revise to clarify whether the bylaw applies to claims arising under the federal securities laws, and reconcile your disclosures. If the bylaw will apply to claims arising under the federal securities laws, state that there is uncertainty as to whether a court would enforce such bylaw and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If the bylaw will not apply to claims arising under the federal securities laws, please also ensure that the bylaw states this clearly, or tell us how you will inform investors in future filings that the bylaw does not apply to any actions arising under the federal securities laws. Finally, as it appears that there will be material differences between the exclusive forum provision in your existing certificate of incorporation and the exclusive forum provision in the Successor bylaws, please enhance the disclosure regarding Proposal No. 2 by highlighting such differences and providing the proposed form of the bylaw.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 52, 110 and 199 of the Revised Proxy Statement.

*       *        *

If you have additional questions or require any additional information with respect to the Revised Proxy Statement or this letter, please do not hesitate to contact me at brian.paulson@lw.com or (415) 395-8149.

Sincerely,

/s/ Brian D. Paulson
Brian D. Paulson
of LATHAM & WATKINS LLP

cc:	Kathleen Krebs, Special Counsel

Kathleen Collins, Accounting Branch Chief

Joyce Sweeney, Staff Accountant

Lloyd Carney, Chief Executive Office of ChaSerg Technology Acquisition Corp.

Steven Fletcher, Advisor to ChaSerg Technology Acquisition Corp.

Anil Doradla, Chief Financial Officer of Grid Dynamics International, Inc.

Josh Dubofsky, Latham & Watkins LLP